UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Applied Minerals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03823M100

(CUSIP Number)

Molly Z. Brown, Esq.

Ulmer & Berne LLP

1660 West 2nd Street, Suite 1100

Cleveland, Ohio 44113-1448

(216) 583-7240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03823M100	Page 2 of 13

(1)	Names of reporting persons The IBS Turnaround Fund (QP) (A Limited Partnership)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 15,621,354 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 15,621,354 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 15,621,354 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.4% (1)(2)
(14)	Type of reporting person (see instructions) PN
(1)	Includes the 1,841,304 shares of Common Stock issuable upon conversion of the 10% PIK-Election Convertible Note due 2018 held by The IBS Turnaround Fund QP (A Limited Partnership).
(2)	Based on 95,031,371 shares of the Issuer’s common stock outstanding as of October 15, 2014, as disclosed in the Issuer’s Proxy Statement, Amendment No. 1, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2014.

CUSIP No. 03823M100	Page 3 of 13

(1)	Names of reporting persons The IBS Turnaround Fund (A Limited Partnership)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 7,432,596 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 7,432,596 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 7,432,596 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.8%
(14)	Type of reporting person (see instructions) PN

(1)	Includes the 876,087 shares of Common Stock issuable upon conversion of the 10% PIK-Election Convertible Note due 2018 held by The IBS Turnaround Fund (A Limited Partnership).
(2)	Based on 95,031,371 shares of the Issuer’s common stock outstanding as of October 15, 2014, as disclosed in the Issuer’s Proxy Statement, Amendment No. 1, filed with the SEC on November 5, 2014.

CUSIP No. 03823M100	Page 4 of 13

(1)	Names of reporting persons The IBS Opportunity Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Commonwealth of the Bahamas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,571,007 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 2,571,007 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 2,571,007 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.7% (1)(2)
(14)	Type of reporting person (see instructions) CO
(1)	Includes the 576,413 shares of Common Stock issuable upon conversion of the 10% PIK-Election Convertible Note due 2018 held by The IBS Opportunity Fund, Ltd.
(2)	Based on 95,031,371 shares of the Issuer’s common stock outstanding as of October 15, 2014, as disclosed in the Issuer’s Proxy Statement, Amendment No. 1, filed with the SEC on November 5, 2014.

CUSIP No. 03823M100	Page 5 of 13

(1)	Names of reporting persons IBS Capital LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 25,624,957 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 25,624,957 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 25,624,957 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.0% (1)(2)
(14)	Type of reporting person (see instructions) CO
(1)	Includes the 1,841,304 shares of Common Stock issuable upon conversion of the 10% PIK-Election Convertible Note due 2018 held by The IBS Turnaround Fund QP (A Limited Partnership), 876,087 shares of Common Stock issuable upon conversion of the 10% PIK-Election Convertible Note due 2018 held by The IBS Turnaround Fund L.P., and 576,413 shares of Common Stock issuable upon conversion of the 10% PIK-Election Convertible Note due 2018 held by The IBS Opportunity Fund, Ltd..
(2)	Based on 95,031,371 shares of the Issuer’s common stock outstanding as of October 15, 2014, as disclosed in the Issuer’s Proxy Statement, Amendment No. 1, filed with the SEC on November 5, 2014.

CUSIP No. 03823M100	Page 6 of 13

(1)	Names of reporting persons David A. Taft
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 25,624,957 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 25,624,957 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 25,624,957 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 27.0% (1)(2)
(14)	Type of reporting person (see instructions) IN
(1)	Includes the 1,841,304 shares of Common Stock issuable upon conversion of the 10% PIK-Election Convertible Note due 2018 held by The IBS Turnaround Fund QP (A Limited Partnership), 876,087 shares of Common Stock issuable upon conversion of the 10% PIK-Election Convertible Note due 2018 held by The IBS Turnaround Fund L.P., and 576,413 shares of Common Stock issuable upon conversion of the 10% PIK-Election Convertible Note due 2018 held by The IBS Opportunity Fund, Ltd..
(2)	Based on 95,031,371 shares of the Issuer’s common stock outstanding as of October 15, 2014, as disclosed in the Issuer’s Proxy Statement, Amendment No. 1, filed with the SEC on November 5, 2014.

CUSIP No. 03823M100	Page 7 of 13

Amendment No. 16 to Schedule 13D

This Amendment No. 16 to Schedule 13D (“Schedule 13D” or this “Statement”) amends and supplements the initial statement on Schedule 13D relating to the Common Stock of Applied Minerals, Inc. (f/k/a Atlas Mining Company) (the “Issuer”) filed with the Securities and Exchange Commission (“Commission”) on July 11, 2005 by The IBS Turnaround Fund (QP) (A Limited Partnership) (“QP Turnaround Fund”) and IBS Capital Corporation, as amended by Amendment No. 1 filed on July 12, 2005, as amended by Amendment No. 2 filed on October 16, 2006, as amended by Amendment No. 3 filed on January 23, 2007, as amended by Amendment No. 4 filed on October 12, 2007, as amended by Amendment No. 5 filed on December 13, 2007, as amended by Amendment No. 6 filed on June 4, 2008, as amended by Amendment No. 7 filed on July 2, 2008, as amended by Amendment No. 8 filed on October 7, 2008, as amended by Amendment No. 9 filed on October 27, 2008, as amended by Amendment No. 10 filed on January 12, 2009, as amended by Amendment No. 11 filed on May 20, 2009, as amended by Amendment No. 12 filed on January 29, 2010, as amended by Amendment No. 13 filed on April 14, 2011, as amended by Amendment No. 14 filed on July 5, 2011, and as amended by Amendment No. 15 filed on November 10, 2012.

As previously reported, IBS Capital LLC, a Massachusetts limited liability company (“IBS Capital”), is the general partner of the IBS Turnaround Fund (QP) (A Limited Partnership) (the “QP Turnaround Fund”), and The IBS Turnaround Fund (A Limited Partnership), a Massachusetts limited partnership (“LP Turnaround Fund”), and the investment manager of The IBS Opportunity Fund, Ltd., an international business company organized under the laws of the Commonwealth of the Bahamas (the “Opportunity Fund”).

Item 1.	Security and Issuer.

IBS Capital is the general partner of the QP Turnaround Fund and LP Turnaround Fund, and the investment manager of the Opportunity Fund. David A. Taft (“Mr. Taft”) is a member and the president of IBS Capital. This Schedule 13D is filed jointly by QP Turnaround Fund, the LP Turnaround Fund, the Opportunity Fund, IBS Capital, and Mr. Taft (collectively referred to herein as the “Filers,” each a “Filer”).

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value (“Common Stock” or “Shares”) of Applied Minerals, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 110 Greene Street, Suite 1101, New York, New York 10012.

Item 2.	Identity and Background.

The QP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, 31st Floor, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The LP Turnaround Fund is a Massachusetts limited partnership. Its principal business is investing in securities. The address of its principal office is One International Place, 31st Floor, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Opportunity Fund is an international business company organized under the laws of the Commonwealth of the Bahamas. Its principal business is investing in securities. The address of its principal office is c/o Lennox Paton Corporate Services Limited, Fort Nassau Centre, Marlborough Street, P.O. Box N-4875, Nassau, Bahamas. The address of the Opportunity Fund’s investment manager is One International Place, 31st Floor, Boston, Massachusetts 02110. The names, principal occupations, addresses and citizenship of its directors are set forth in Schedule A hereto. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 03823M100	Page 8 of 13

IBS Capital is a Massachusetts limited liability company. Its principal business is investing in securities. The address of its principal office is One International Place, 31st Floor, Boston, Massachusetts 02110. During the past five years, it has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, it has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Taft is a member and the president of IBS Capital. His business address is One International Place, 31st Floor, Boston, Massachusetts 02110. His principal occupation is investing in securities. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented as follows:

As previously reported the source of funds for the holdings of the Issuer’s Common Stock is the working capital of the QP Turnaround Fund, the LP Turnaround Fund, and the Opportunity Fund.

The source of the funds for the investment in the PIK-Election Convertible Notes by the QP Turnaround Fund, the LP Turnaround Fund, and the Opportunity Fund are the working capital of such funds. The disclosure in Item 4 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Investment Agreement and Issuance of 10% PIK-Election Convertible Notes. Pursuant to the Investment Agreement, dated November 3, 2014, by and among Issuer, the LP Turnaround Fund, the QP Turnaround Fund, and the Opportunity Fund, (the “Investment Agreement”), the Issuer issued to the LP Turnaround Fund a 10% PIK-Election Convertible Note in the principal amount of $806,000 (the “LP Convertible Note”), issued to the QP Turnaround Fund a 10% PIK-Election Convertible Note in the principal amount of $1,694,000 (the “QP Convertible Note”), and a 10% PIK-Election Convertible Note in the principal amount of $530,300 (the “Opportunity Convertible Note”, and together with the LP Convertible Note and the QP Convertible Note, the “Convertible Notes”). Under the terms of issuance of the Convertible Notes, the LP Turnaround Fund paid $531,960 for the LP Convertible Note, the QP Turnaround Fund paid $1,118,040 for the QP Convertible Note, and the Opportunity Fund paid $349,998 for the Opportunity Convertible Note. The Convertible Notes can be converted at the option of the holders at any time into shares of the Issuer’s common stock at a price of $0.92 per share, which is subject to customary anti-dilution adjustments and the adjustment set forth in the below paragraph (the “Exercise Price”). The Convertible Notes bear interest at 10% per annum. The Issuer can elect to pay in kind semi-annual interest on the Convertible Notes by adding the full amount of such interest to the principal amount of the Convertible Notes. The Issuer can also elect to pay interest in cash.

The Convertible Notes mature on November 3, 2018, but the Issuer has an option to extend the maturity date of the Convertible Notes for 12 months if certain conditions are met. If the Issuer’s option to extend the maturity is exercised, the Exercise Price of the Convertible Notes will be reduced from $0.92 per share to $0.82 per share.

If, after two years from the date of issuance of the Convertible Notes, the following conditions exist (such occurrence, a “Specified Event”): (i) any amounts under the 10% PIK-Election Notes due in August 2023 (the “Series 2023 Notes”) or a pari passu replacement financing that is issued after the Series 2023 Notes are converted (a “Replacement Financing”) are, at any time, outstanding, (ii) the volume weighted average price of the Issuer’s common stock (“VWAP”) for the preceding 30 consecutive trading days, at any time, is in excess of the Exercise Price, (iii) the closing market price of the Issuer’s common stock is in excess of the Exercise Price on the day before conditions (i) and (ii) are satisfied, and (iv) no default or event of default under the Convertible Notes has occurred, (A) the maturity date of the Convertible Notes will automatically be extended to the maturity date of either the Series 2023 Notes or the Replacement Financing and (B) the interest rate on the Convertible Notes will be reduced from 10% per annum to 1% per annum and (C) if such conditions are met on or prior to November 3, 2018, the Exercise Price of the Convertible Notes will be reduced from $0.92 per share to $0.82 per share.

CUSIP No. 03823M100	Page 9 of 13

The Convertible Notes are mandatorily convertible by the Issuer at any time that is two years after issuance of the Convertible Notes if either of the following conditions exist: (A) (i) if on or prior to November 3, 2019 and the maturity date of the Convertible Notes has not been extended due to the occurrence of a Specified Event, the VWAP for the preceding 30 consecutive trading days is at or in excess of $1.00 per share, (ii) if on or prior to November 3, 2019 and the maturity date of the Convertible Notes has not been extended due to the occurrence of a Specified Event, the closing market price of the Issuer’s common stock is at or in excess of $1.00 per share on the day before a mandatory conversion notice is issued, (iii) all outstanding amounts, if any, of the Series 2023 Notes or Replacement Financing have been converted into Issuer’s Common Stock and (iv) a registration statement is effective or a holder of the Convertible Notes may sell the conversion shares under Rule 144 under the Securities Act of 1933 (“Rule 144”), or (B) (i) the VWAP over the preceding 10 consecutive trading days is in excess of the greater of $1.40 per share, the conversion price of the Series 2023 Notes (currently $1.33 per share, adjusted for the sale of the Convertible Notes), if any, and the conversion price of the Replacement Financing, if any, (ii) the closing market price of the Issuer’s common stock is in excess of the greater of $1.40 per share, the conversion price of the Series 2023 Notes, if any, and the conversion price of the Replacement Financing, if any, on the day before a mandatory conversion notice is issued, (iii) all outstanding amounts, if any, of the Series 2023 Notes or Replacement Financing have been converted into Issuer’s common stock and (iv) a registration statement is effective or a holder of the Convertible Notes may sell the conversion shares under Rule 144.

The Convertible Notes contain customary representations and warranties and covenants, including covenants that limit the Issuer’s ability to incur additional indebtedness and grant liens and require the Issuer to pay debts in a timely manner. Per the Convertible Notes, vendor financing not to exceed $10 million and capital lease obligations not to exceed $3 million are permitted. With respect to a limitation on liens, liens existing as of the issuance of the Convertible Notes are permitted as well as mechanics’, workmen’s, repairmen’s or other like liens so long as the obligations secured by such liens do not exceed $750,000. With respect to an affirmative covenant to pay obligations in a timely manner, the failure to do so does not violate such covenant unless it constitutes a Material Adverse Effect (as defined in the Convertible Notes).

The foregoing descriptions of the Investment Agreement and the Convertible Notes do not purport to be complete and are qualified in their entirety by reference to the full texts of the Investment Agreement and the Convertible Notes, forms of which are incorporated herein by reference as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Registration Rights Agreement. In connection with the transactions pursuant to the Investment Agreement, the Issuer entered into a Registration Rights Agreement, dated November 3, 2014, with the LP Turnaround Fund, the QP Turnaround Fund, and the Opportunity Fund (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer has agreed to file a resale registration statement under the Securities Act of 1933 (the “Securities Act”) covering the shares of Common Stock of the Issuer held by the LP Turnaround Fund, the QP Turnaround Fund, and the Opportunity Fund, and shares of Common Stock issuable upon conversion of the Convertible Notes (the “Registrable Securities”) within 90 days after the date of the Registration Rights Agreement and use its best efforts to cause the registration statement to be declared effective by the SEC no later than 120 days after the date of the Registration Rights Agreement. Additionally, subject to certain qualifications, if the Issuer at any time after November 3, 2014, proposes to register shares of its Common Stock and the Registrable Securities are not then subject to an effective resale registration statement, then the Issuer must give prompt written notice to the LP Turnaround Fund, the QP Turnaround Fund, and the Opportunity Fund of its intention to file a registration statement and each of the LP Turnaround Fund, the QP Turnaround Fund, and the Opportunity Fund will have a right, upon written request to the Issuer, to have its Registrable Securities offered in such registration statement. The Issuer may be required to pay liquidated damages if it fails to comply with the registration requirements set forth in the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Right Agreement, a form of which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

Investment Purposes. The Filers have acquired or sold the Shares in the ordinary course of business for investment purposes. Shares have been acquired based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Filers intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the Issuer’s response to the actions suggested by the Filers, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Filers may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, but not limited to, purchasing additional Common Stock or other securities of the Issuer or selling some or all of their securities on the open market, in private transactions or otherwise, communicating with the Issuer or other investors or stockholders or conducting a proxy solicitation with respect to the election of directors of the Issuer. Except as set forth herein, the Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 03823M100	Page 10 of 13

Item 5.	Interest in Securities of the Issuer.

(a) As of November 4, 2014: (i) the QP Turnaround Fund directly beneficially owned, in the aggregate, 15,621,354 Shares, which represents 16.4% of the Issuer’s Common Stock; (ii) the LP Turnaround Fund directly beneficially owned, in the aggregate, 7,432,596 Shares, which represents 7.8% of the Issuer’s Common Stock; and (iii) the Opportunity Fund beneficially owned, in the aggregate, 2,571,007 Shares, which represents 2.7% of the Issuer’s Common Stock.

As of November 4, 2014, IBS Capital owned, in the aggregate, 25,624,957 Shares, which represented 27.0% of the Issuer’s Common Stock, which consisted of 15,621,354 Shares directly beneficially owned by the QP Turnaround Fund, 7,432,596 Shares directly beneficially owned by the LP Turnaround Fund, and 2,571,007 Shares directly beneficially owned by the Opportunity Fund.

As of November 4, 2014, Mr. Taft indirectly beneficially owned the 25,624,957 Shares that were indirectly beneficially owned by IBS Capital, which represented 27.0% of the Issuer’s Common Stock.

The percentages used in this Statement are calculated on the basis of 95,031,371 Shares outstanding, as reported in the Issuer’s Proxy Statement, Amendment No. 1, filed with the Commission on November 5, 2014.

(b) The information contained in table form in Rows 7 through 11 on each of pages 2, 3, 4, 5 and 6 hereof, which relates to beneficial ownership, voting and disposition of Shares, is hereby incorporated by reference.

(c) On the same date as the purchase of the Convertible Notes described in this Schedule 13D, IBS Capital conducted certain ordinary course rebalancing transactions in which the IBS Capital Funds purchased and sold securities amongst themselves. All of the rebalancing was effected at the same time. The Opportunity Fund sold 495,380 shares of Common Stock of the Issuer to the QP Turnaround Fund and 104,620 shares of the Issuer’s Common Stock to the LP Turnaround Fund, for $.705 per share. There was no change in the overall beneficial ownership of IBS Capital as a result of the rebalancing. Following the rebalancing, exclusive of the rights to Common Stock acquired with the purchase of the Convertible Notes discussed above): (i) 13,780,050 shares of the Issuer’s Common Stock were directly beneficially owned by the QP Fund, (ii) 6,556,509 shares of the Issuer’s Common Stock were directly beneficially owned by LP Fund and (iii) 1,994,594 shares of the Issuer’s Common Stock were directly beneficially owned by the Opportunity Fund.

(d) The disclosure regarding the relationship among the Filers set forth in Item 1 of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented as follows:

Directorship of Mr. Taft. As previously reported, on October 17, 2008, the board of directors of the Issuer appointed Mr. Taft as a director of the Issuer. Since that time, at each annual meeting from 2009 to the last annual meeting held on December 5, 2013, the shareholders of the Issuer elected Mr. Taft as a director of the Issuer.

The disclosures regarding the Investment Agreement, the Convertible Notes, and the form of Registration Rights Agreement in Item 4 and 5 of this Schedule 13D, and Exhibits 99.1, 99.2, 99.3 to this Schedule 13D relating thereto are incorporated by reference into this Item.

Other Matters. Other than as described above, to each Filer’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 03823M100	Page 11 of 13

Item 7.	Material to Be Filed as Exhibits.

The following document is filed herewith:

Exhibit	Description
1	Joint Filing Agreement, dated as of November 12, 2014, by and among The IBS Turnaround Fund (QP) (A Limited Partnership), The IBS Turnaround Fund (A Limited Partnership), The IBS Opportunity Fund, Ltd., IBS Capital LLC, and David A. Taft.

99.1	Form of Investment Agreement (incorporated by reference to Exhibit 99.1 to the Issuer‘s Current Report on Form 8-K, filed with the SEC on November 5, 2014)

99.2	Form of 10% PIK-Election Convertible Note due 2018 (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 5, 2014)

99.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.3 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 5, 2014).

CUSIP No. 03823M100	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2014
THE IBS TURNAROUND FUND (QP) (A LIMITED PARTNERSHIP)
By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS TURNAROUND FUND (A LIMITED PARTNERSHIP)
By:	IBS CAPITAL LLC
General Partner

	By:	/s/ David A. Taft
David A. Taft, President

THE IBS OPPORTUNITY FUND, LTD.
By:	IBS CAPITAL LLC
Investment Manager

	By:	/s/ David A. Taft
David A. Taft, President

IBS CAPITAL LLC
	By:	/s/ David A. Taft
David A. Taft, President

/s/ David A. Taft
David A. Taft

CUSIP No. 03823M100	Page 13 of 13

SCHEDULE A

Name	Principal Occupation	Principal Business Address	Citizenship
David A. Taft	Member and President of IBS Capital LLC	One International Place, 31st Floor, Boston, Massachusetts 02110	United States of America

James Horne	Chief Financial Officer of IBS Capital LLC	One International Place, 31st Floor, Boston, Massachusetts 02110	United States of America

Shonalee Monroe	Vice President of Operations of Genesis Fund Services Limited	P.O. Box N-9058, Nassau, Bahamas	Bahamas